Exhibit 12

WAL-MART STORES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Fiscal Year
	October 31, 2005	October 31, 2004	2005	2004	2003	2002	2001
Income before income taxes and minority interest	$11,818	$11,104	$16,105	$14,193	$12,368	$10,396	$9,783
Capitalized interest	(103)	(82)	(120)	(144)	(124)	(130)	(93)
Minority interest	(210)	(148)	(249)	(214)	(193)	(183)	(129)
Adjusted income before income taxes	11,505	10,874	15,736	13,835	12,051	10,083	9,561
Fixed Charges:
Interest *	1,144	933	1,332	1,157	1,191	1,491	1,486
Interest component of rent	257	239	319	306	318	289	245
Total fixed charges	1,401	1,172	1,651	1,463	1,509	1,780	1,731
Income before income taxes and fixed charges	$12,906	$12,046	$17,387	$15,298	$13,560	$11,863	$11,292
Ratio of earnings to fixed charges	9.2x	10.3x	10.5x	10.5x	9.0x	6.7x	6.5x

* Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, as a discontinued operation has been removed for all periods presented.